SPI Energy Co., Ltd.

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

Via Edgar

August 12, 2016

Martin James, Senior Assistant Chief Accountant

Eric Atallah, Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Heather Percival

Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed May 17, 2016

File No. 001-37678

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated July 8, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on May 17, 2016 (the “2015 20-F”). The “Company” is used in this letter to refer to SPI Energy Co., Ltd. and its subsidiaries. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2015

Risk Factors, page 4

1.	Please revise future filings to provide an appropriate risk factor discussing the material risks regarding your disclosure on page 82 that a majority of your board members are not independent.

In response to the Staff’s comment, the Company proposes to include the following risk factor discussing the referenced material risks in its future 20-F filings:

“We rely on the foreign private issuer exemption for certain corporate governance requirements under the NASDAQ Stock Market Rules, or the NASDAQ Rules, including the majority independent board requirement. This may afford less protection to holders of our ordinary shares and ADSs.

As a foreign private issuer, we are exempt from certain corporate governance requirements of NASDAQ. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic issuers under the NASDAQ Rules. The standards applicable to us are considerably different from those applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board of directors be comprised of independent directors;

•	have a compensation committee that is comprised solely of independent directors;

•	having a nomination and corporate governance committee that is comprised solely of independent directors;

•	have executive compensation be determined by independent directors or a committee of independent directors; and

•	have director nominees be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors.

We are not required to and will not voluntarily meet these requirements. For example, our board of directors currently consists of seven directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, the Cayman Islands, does not require a majority of our board of directors be composed of independent directors. We intend to follow our home country practice with regard to composition of the board of directors.

As a result, holders of our ordinary shares and ADSs may not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. For a description of the material corporate governance differences between the NASDAQ Rules and Cayman Islands law, see “Item 16G. Corporate Governance.””

Project Financing, page 39

2.	We note your disclosure that you set up special purpose vehicles for your solar projects which facilitates project financing by isolating the project and its assets. We also note your disclosure that a project’s construction costs are “mainly” funded by your working capital. Please tell us, and in future filings disclose, the portion of your projects that are funded by project financing from outside sources versus your working capital. Please also clarify in this regard if once you dedicate working capital towards a particular project if that cash is isolated at that project and would be considered restricted cash or if that cash would be generally available to the company for other purposes if needed. Also tell us, and disclose in future filings, if you have given any guarantees to the lenders on any of your project financings such that your cash and cash equivalents could be called upon to satisfy any obligations on the various projects that have obtained project financing. Please expand your liquidity and capital resources disclosure as appropriate.

The Company respectfully acknowledges the Staff’s comment and hereby undertakes to expand the referenced disclosure in future 20-F filings to disclose the funding details of its solar projects, including but not limited to source of funding (the Company’s working capital versus funding from outside sources) and the related guarantees, if any. The Company also undertakes to expand its liquidity and capital resources disclosure in its future 20-F filings accordingly.

1)	Source of financing of the Company’s solar projects

The Company advises the Staff that it has funded its solar projects under construction mainly by its working capital, and to a lesser extent, funding through Solarbao and bank borrowings in the year ended December 31, 2015. The Company seeks to negotiate favorable credit terms with its equipment suppliers and EPC contractors when possible, such that with a deposit paid up front, the remaining balance owed to the Company’s equipment suppliers and EPC contractors is not due until several months after construction and grid connection are complete. While the exact mix of external and internal financing varies from project to project, the Company estimates that as of December 31, 2015, approximately 50% to 60% of the total costs of its solar projects under construction were funded by its working capital, with the remaining by funding through Solarbao and bank borrowings.

2)	Dedicated working capital towards particular solar projects

The Company confirms that its working capital dedicated towards a particular project would be generally available to the Company for other purposes if needed, and would not be considered restricted cash isolated at that project.

3)	Whether any cash or cash equivalents could be called upon

The Company confirms that it has given guarantees to the lenders on certain project financings. However, none of the Company’s cash and cash equivalents have been collateralized to guarantee such project financings.

E-Commerce and Investment Business, page 40

3.	Please tell us and disclose in future filings the material aspects of the investment transactions made on your investment platform, including:

The Company respectfully acknowledges the Staff’s comment and hereby undertakes to expand the referenced disclosure in future 20-F filings.

1)	what an investor receives evidencing the investor’s ownership (e.g., title or a security, such as an investment unit);

The Company advises the Staff that for each transaction on the Solarbao platform, the investor’s ownership is evidenced by an electronic contract (the “Sales Contract”) among (a) the Company’s financial leasing subsidiary, Jiangsu Solarbao Leasing Co. Ltd., (b) the project holder (which is either one of the Company’s project companies or a third-party project developer), and (c) the investor. The Sales Contract provides, among others, (i) the purchase of equipment (such as modules and inverters) by the investor, and (ii) immediately after the purchase of the equipment, the leasing of the equipment by the investor back to the project holder.

2)	how an investor transfers ownership after the lock-up period expires;

The Company advises the Staff that after the lock-up period expires, an investor has the following options to transfer his or her ownership of the equipment:

(a)	during the term of the Sales Contract, the investor may transfer the ownership of the equipment to (i) other online investors, or (ii) investment institutions who act as market makers through Solarbao; or

(b)	upon expiration of the Sales Contract, the project holder is legally obligated to purchase the equipment from the investor by paying the residual value of the principal and unpaid interest under the leaseback arrangement, if any.

3)	given your disclosure under “Project Financing” on page 39, how an investor’s ownership functions with any senior secured project financing; and

The Company advises the Staff that for solar projects seeking financing through Solarbao, there is a clear distinction between equipment purchased through Solarbao and the other project assets. Although these equipment are leased back to the project holders (either third-party developers or one of the Company’s project companies) for long-term use, these equipment are legally owned by the investors, and, as stipulated in the Sales Contracts, cannot be pledged by the project holders to secure any project financing.

4)	whether an investor may take possession of the solar equipment at the expiration of the leasing period or in the event of default of the platform’s obligation.

The Company advises the Staff that pursuant to the Sales Contracts, the project holders are obligated to purchase the equipment from the investors at the expiration of the leasing period.

The Company advises the Staff that the investors are entitled to terminate the Sales Contracts if the Company’s financial leasing subsidiary or the project holders default on their obligations therein and fail to rectify such default within a prescribed time-period and demand reimbursement from the defaulting parties. Upon termination of the Sales Contracts due to such default, the investors have the following options with respect to their ownership of the equipment: (i) taking possession of the equipment, (ii) leasing the equipment to other project holders through Solarbao, (iii) transferring the equipment to other investors, or (iv) selling the equipment to certain investment institution of the Company who acts as a market maker through Solarbao, if the Sales Contracts so stipulate.

4.	Please tell us how your investment platform provides more opportunities for you “to obtain EPC and equipment purchase rights from other new energy projects such as third- party PV projects” as disclosed in the last bullet point on page 40. In this regard, please tell us what percentage of projects funded through the investment platform are your projects.

The Company advises the Staff that the Solarbao platform facilitates both the Company’s project companies and third-party developers, as project holders, to obtain project financing for PV projects, especially projects with relatively smaller sizes, which generally have difficulties in obtaining sufficient financing by other means. In other words, Solarbao enables both the Company and third-party developers to develop an increasing number of PV projects by providing the required equipment under a sale-and-leaseback model (with the Company’s project companies or the third-party developers, as project developers, holding the equipment purchase rights). In addition, it is expected that the increase in number of third-party PV projects will also boost demand for EPC services, presenting the Company with more opportunities to provide EPC services to these projects.

The Company further advises the Staff that as of December 31, 2015, approximately 85% of the PV projects which had obtained financing through Solarbao were projects owned by the Company or projects for which the Company provided EPC services.

5.	We note your disclosure in a press release dated April 20, 2015, that you unveiled the new English-language platform, Solarbao.com.hk, which allows “international individual and institutional investors to purchase the same innovative capital leasing investment products previously only available on Solarbao.com to investors in Mainland China.” Please tell us whether you are currently marketing to U.S. investors outside Mainland China and whether any U.S. investors have registered on your platforms. Also, highlight any material differences between your international platform and Solarbao.com. As one example only, explain whether the international platform is operated by the same variable interest entity that operates Solarbao.com as disclosed in your Form 20-F.

The Company advises the Staff that the sole purpose of Solarbao.com.hk, which was an English version of Solarbao.com, was to introduce and provide some background information on the Company’s Solarbao business model, and no investment product had been offered or sold through Solarbao.com.hk. In addition, Solarbao.com.hk was shut down in October 2015. Before it was shut down, Solarbao.com.hk was operated by a wholly-owned Hong Kong subsidiary of the Company.

The Company further advises the Staff that the only e-commerce and investment platform it has been operating is Solarbao.com. The Company has implemented the following procedures to ensure that Solarbao.com restricts offers and sales of investment products to PRC resident investors only: (i) Solarbao.com has blocked access to IP addresses located outside mainland China to prevent taking any orders from persons located outside mainland China, and (ii) in order to place an order on Solarbao.com, each investor is required to provide his or her name, PRC ID number (or Mainland Travel Permit number for Hong Kong, Macau or Taiwan residents) as well as account information with a PRC bank for identification verification purpose. As a result, solarbao.com is not marketing any investment product to U.S. investors outside mainland China, nor has there been any U.S. investors registered on Solarbao.com.

Customers and Marketing, page 43

6.	Please provide us with your analysis as to how the disclosed advertising arrangement in the second sentence of the last paragraph of this section will comply with Section 5 of the Securities Act of 1933.

The Company believes that the referenced advertising arrangement will comply with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) because:

1)	Under Section 5 of the Securities Act, all offers and sales of securities must be registered with the Commission or qualify for applicable exemption. The Securities Act defines an “offer” broadly as “every attempt or offer to dispose of, or solicitations of offers to buy, a security or interest in a security for value.”

2)	As disclosed in the second paragraph of page 44 of the 2015 20-F and the Company’s response to the Staff’s comment 14 below, the Company’s partnership with Sacramento Kings involves (i) the installation of a roof-top solar system on the Kings’ Entertainment and Sports Center in downtown Sacramento, and (ii) a sponsorship agreement, which entitles the Company, as the Kings’ exclusive marketing partner in the energy sector, to place courtside signage in the King’s new arena and surrounding areas and to invite the Kings’ players to attend the Company’s advertising and promotional events. This partnership solely forms an integral part of the Company’s corporate branding initiatives and no offer or sale of any security that would trigger the registration requirement under Section 5 of the Securities Act has been, or will be made.

7.	We note your reference to “red packet” promotions and “other retail marketing programs in China” to build brand awareness among the investors and individuals that you are targeting with your Solarbao platform. We also note your reference to carbon credits, or “carbon beans,” in your press release dated April 17, 2015, and in your response to comment 5 in your correspondence dated September 29, 2015. Please tell us what these marketing programs are and explain how each works, including whether any are currently or when any will become redeemable or tradable.

1)	“Red packet” promotions

The Company advises the Staff that “red packets” are rebates to Solarbao investors that can be redeemed when purchasing equipment on Solarbao. The Company offered “red packets” to Solarbao investors during the Chinese New Year holiday in 2015, and is currently offering “red packets” to new investors when they first register with Solarbao. “Red packets” are not and will not be tradable.

2)	Carbon credits, or “carbon beans”

The Company advises the Staff that “carbon beans” are measurement units derived from an emission reduction formula: each KWh of electricity generated from an investor’s investment on Solarbao will produce a corresponding amount of “carbon beans” to his or her Solarbao account. “Carbon beans” are merely tokens of appreciation to Solarbao investors’ social responsibility and environmental awareness, and are not redeemable or tradable. The Company is still assessing how the functionalities of “carbon beans” would be implemented and evolve, and currently has no definitive plan to make them redeemable or tradable in the near future.

3)	Other retail marketing programs

In addition to “red packets” and “carbon beans”, the Company hosts other retail marketing programs, including placing advertisements on buses, LED display and in subways and elevators. To raise brand awareness, the Company also initiates other branding and marketing efforts from time to time such as forming partnership with the Sacramento Kings basketball team and engaging the famous pianist Lang Lang as its spokesperson.

Item 18. Financial Statements, page F-1

8.	We note that you are an accelerated filer and you previously filed your audited financial statements for the fiscal year ended December 31, 2013 in a Form 10-K. Please tell us why you only provided two years of audited statements of operations, comprehensive loss, stockholders’ equity, and cash flows. Refer to Item 8 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and proposes to file an amendment to the 2015 20-F (the “Amendment No.1 to 20-F”) to include its audited statements of operations, comprehensive loss, stockholders’ equity and cash flows for the fiscal year ended December 31, 2013.

Consolidated Statements of Operations, page F-6

9.	Your disclosure in Note 24 states that impairment charges include accounts receivable, notes receivable, and other receivables. Please tell us how your current presentation considered Rule 5-03.5 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and will revise its future filings to to separately present the allowance for doubtful accounts and notes receivables and impairment charges on project assets on the face of the consolidated income statements.

Note 1. Description of Business, page F-11

10.	We note that for Solar Energy transactions in which the solar related products are leased to third party developers, you account for the transactions as finance leases. Please tell us how you account for transactions in which the solar products are not leased to third parties. Revise this note in future filings to disclose your accounting for such transactions.

The Company advises the Staff that the leasing transactions in which the solar products are not leased to third parties are eliminated in the consolidated financial statements as they are inter-company transactions between two subsidiaries of the Company (with one of the subsidiaries as accounting lessor and the other one as accounting lessee). The funds obtained from the investors are accounted for as borrowings as disclosed in note 17 to the consolidated financial statements. The Company will disclose the accounting for these inter-company leasing transactions in future filings.

Note 2. Summary of Significant Accounting Policies

(h) Accounts Receivables and Allowance for Doubtful Accounts, page F-15

11.	We note that your accounts receivable primarily relate to EPC contracts, which you generally account for using the percentage-of-completion method. Please tell us the reasons for the significant reserve related to those receivables. Given the significance of your bad debt expense in relation to your accounts receivable and EPC revenues, tell us how you considered whether collectability is reasonably assured in your percentage-of- completion revenue recognition policy. Refer to ASC 605 and SAB Topic 13.A.1.

The Company performed credit worthiness assessment on its customers, based on information provided by the customers and research on the customers’ information that is publicly available, at the time it signed the EPC contracts. For EPC services, the Company also requested project owners to pledge the PV solar systems under construction as security of debt collection. Prior to the signing of the EPC contracts, the Company also got its legal, finance and project departments involved in performing feasibility study and reviewing the contract terms to ensure that both the Company and the project owners could fulfil the contract obligations and the EPC projects are commercially and financially sound. Based on the above, the Company determined that collectability was reasonably assured when the contracts were signed. As EPC services agreements which set out fixed fee and normal payment terms including credit period that apply in the market were entered, reasonably dependable estimates on revenue and costs could be made, collectability of fee could be reasonably assured prior to the commencement of services, the Company determined that those criteria for revenue recognition under ASC605 and SAB Topic 13.A.1 are met and revenue were recognized under the percentage-of-completion method in accordance with ASC605 when the services were rendered.

During the year ended December 31, 2015, the Company made significant allowance for doubtful debt in respect of those EPC receivables due from project owners in the PRC. Majority of the related EPC contracts for the construction of solar power plants were signed in the second half of 2014 with the related power plant already grid-connected by December 2015. It is not uncommon for project owners in the PRC to get long-term bank financing to operate the power plants, however, the Company noted from its continuous debt collection process through December 31, 2015 that the related PRC project owners might not intend to make full settlement of the EPC receivables until they have obtained long-term bank financing, which was a timing consuming process and raised significant uncertainty about the timing and full collection of the EPC receivables. Accordingly, the Company assessed the recoverable amounts of these receivables and made allowance for doubtful debts as at December 31, 2015 based on the settlement status, latest negotiation results with the project owners and the market prices of related solar power plants pledged to the Company.

(r) Revenue Recognition

Sales of Project Assets, page F-20

12.	We note that in certain cases you may provide customers with guarantees of system performance or uptime. Please describe the nature and significant terms of the guarantees that you provide. Quantify the amount of deferred profits at December 31, 2015 related to these provisions.

The Company provided certain guarantees of system performance in several projects in United Kingdom. Pursuant to the respective sales agreements entered into with the buyers, the Company provided guarantees over the performance of the systems which primarily included electric output after the sales. Two round of system tests will be performed in two years after the sales in order to evaluate the system performance. Depending on the results of the system performance evaluation, the contracted sales prices could be reduced by 5% at maximum for these contracts. Accordingly, the profit recognized by the Company for the sales under these UK contracts was reduced by the maximum exposure of loss of $2,562, being 5% of these contracts’ prices, during the year ended December 31, 2015.

13.	We also note that other forms of continuing involvement, such as default or breach remedies that provide for repurchase of the project assets, preclude revenue recognition under real estate accounting. We further note that you account for these types of agreements under either the deposit or financing method. Please explain to us the significant terms and conditions of these provisions and clearly explain to us the circumstances under which you use the deposit method and the financing method. Quantify the amount of revenue recognized under the deposit versus the financing method.

The Company adopted deposit method for the Mountain Creek project and the Sukagawa project as described in note 8 to the consolidated financial statements for the year ended December 31, 2015. The Company had not recognized any revenue and profit for these two projects prior to December 31, 2015 as the applicable criteria under ASC 360-20-40-5a (consummation of sale) had not been met. Pursuant to the respective sales agreements entered into with the buyers, certain closing conditions had not been met as of December 31, 2015, which primarily included final inspection and issuance of certificates by the New Jersey Board of Public Utilities and issuance of forest land development permission by the local authority. The buyers could terminate the sales agreements and request refund for the amount of sales consideration paid if any of the above regulatory approvals were not obtained by the dates specified in the respective sales agreements, which were out of the Company’s control. Except for the criteria with respect to consummation of sales, all applicable criteria under ASC 360-20-40-5 were met. Prior to the consummation of sales, the Company accounted for these two sales transactions under ASC 360-20-55-17 through ASC 360-20-55-20. The Company recorded the project costs incurred for these two projects and total cash of $16.8 million received from the buyers of these two projects for contracts under Project Assets (held for development and sale) and Advance from Customers (See note 16 to the consolidated financial statements), respectively, in the consolidated balance sheet as at December 31, 2015.

The Company applied financing method for the Aerojet project for the year ended December 31, 2015. As described in note 10 to the consolidated financial statements for the year ended December 31, 2015, the Company maintains continuing involvement in the Aerojet projects due to certain guarantee arrangements. The nature of such continuing involvement resulted from the guarantee obligations is disclosed in note 27(a) to the consolidated financial statements for the year ended December 31, 2015. Because of this continuing involvement, the Company had not transferred substantially all of the risks and rewards of ownership of the related PV system of the Aerojet project to the buyer and therefore did not meet the applicable criteria under ASC 360-20-40-5d as of December 31, 2015. Based on the nature of the guarantees provided by the Company as disclosed in note 27(a) to the consolidated financial statements, the Company applied the financing method to account for the Aerojet project and recognized revenue of $1.79 million during the year ended December 31, 2015.

(v) Advertising, page F-22

14.	With respect to your sponsorship agreements, such as those disclosed on page 44, please revise future filings to include the disclosures required by ASC 720-35-50. Also tell us the significant terms of your agreements with the Sacramento Kings and the pianist Lang Lang. Refer to refer to ASC 720-35-25-6.

In response to the Staff’s comment, the Company proposes to include the following disclosures required by ASC 720-35-50 in the consolidated financial statements of its future filings:

“The costs of advertising are expensed as incurred. Deferring the costs of advertising until the advertising takes place assumes that the costs have been incurred for advertising that will occur. Such costs shall be expensed immediately if such advertising is not expected to occur.”

Significant terms of the agreements with Sacramento Kings and the pianist Lang Lang are summarized below:

Sacramento Kings Agreement:

a)	Contract period: Two of Sacramento Kings’ NBA seasons (2014-2015 and 2015-2016)

b)	Services: the Company, as sponsor, is provided with the following advertising and promotion rights: Interactive ESC Entitlement Area; Game-clock exposure on LED signage to present the Company’s brand; Pre-game and post-game radio spot; Full-integrated presence into Kings digital platforms; Designated suite usage; Opportunity to create branded promotional items during specified promotional period; and player appearance for 2015-2016 NBA Season.

c)	Payment terms: The total payment to Sacramento Kings is $1,250,000 and the payment schedule is (i) investment for 2014-15 NBA Season (due 45 days upon execution of the agreement): $500,000; (ii) investment for 2015-16 NBA Season (due/paid on October 1, 2015): $500,000; and (iii) investment for 2015-16 NBA Season (due/paid on June 1, 2016): $250,000.

Lang Lang Agreement:

a)	Contract period: from January 30, 2015 to January 30, 2018

b)	Services: Lang Lang was hired as spokesman of Solarbao to promote Solarbao e-commerce and investment platform. Lang Lang should provide the following services: To film at least one print advertisement and one video advertisement and attend at least one company PR promotion activity every year; During the contract period, attend at least one non-commercial event. Solarbao has the right to publish three video advertisements and three print advertisements featuring Lang Lang. The Company may use Lang Lang’s image in commercial advertisements during the contract period, including photos, signature, voice and etc.

c)	Contract amount: $2.9 million

d)	Payment terms: 25% ($0.7 million) paid in cash in January 2015, another 25% ($0.7 million) paid in ordinary shares of the Company in June 2015, and the remaining 50% to be settled in cash ($0.7 million of which can be settled in ordinary shares of the Company at Lang Lang’s demand) in late 2016. For all share settlements, the number of shares is determined based on the average market price of 90 days before the issuance/payment date.

Note 3. Business Acquisitions

(c) Acquisition of EnSync, page F-26

15.	We note that in conjunction with your acquisition of EnSync, Inc., you entered into a supply agreement. Please describe to us the significant terms and conditions of the supply agreement and tell us if Ensync, Inc. is a variable interest entity as a result of this agreement. Refer to ASC 810-10-25-53.

Significant terms and conditions of the supply agreement between the Company and EnSync, Inc. (the “Agreement”) are summarized below:

a)	Forecast; Orders; Commitments. The Company agrees to purchase and pay for, and ZBB (now known as EnSync, Inc.) agrees to sell and supply in accordance with the Agreement, products (and approved related services) that have an aggregated of at least 40MW of energy storage rated power output, with discharge time of two (2) or more hours, all of which purchases and payments shall occur prior to the fourth anniversary of the effective date of the Agreement according to the following schedule: (i) products (and related services) for a minimum total aggregated 5 MW of rated power, within twelve (12) months from the effective date of the Agreement; (ii) products (and related services) for a minimum total aggregated 15 MW of rated power, with discharge time of two (2) or more hours, within twenty-four (24) months from the effective date of the Agreement; (iii) products (and related services) for a minimum total aggregated 25 MW of rated power, with discharge time of two (2) or more hours, within thirty-six (36) months from the effective date of the Agreement; and (iv) products (and related services) for a minimum total aggregated 40 MW of rated power, with discharge time of two (2) or more hours within forty-eight (48) months from the effective date of the Agreement. These forecasts are for planning purposes only and the Company is under no obligation to purchase, and ZBB is under no obligation to sell, the forecasted quantities.

b)	Pricing. ZBB shall not at any time sell a lower quantity of the products and services under similar terms and conditions (including delivery) to a different buyer at prices below those provided to the Company or an affiliate of the Company (each an “Ordering Party”) in any purchase order or purchase agreement pursuant to the Agreement. If ZBB breaches this requirement, it shall provide the Company with prompt written notice thereof and, as the Company’s sole and exclusive remedy, ZBB must immediately (i) apply such lower price to the same product or service under the Agreement, including any outstanding order or purchase agreement, for so long as such lower price is offered to a different buyer and the twelve (12) months thereafter, and (ii) reimburse to the applicable Ordering Party any excess amounts historically paid by such Ordering Party during the period in which such product or service was being sold to such different buyer at such lower price.

c)	Payment term. Unless specified to the contrary in writing by ZBB, payment terms are net cash, payable without offset, in United States Dollars, thirty days from date of invoice as follows: (i) Fifty percent of the price due ninety days prior to shipment; (ii) Forty percent of the price due thirty days after shipment; and (iii) Ten percent of the price due at acceptance. If any Ordering Party fails to pay ZBB any amount as and when due, such overdue amount shall accrue interest at a rate equal to the lesser of 1% per month or the highest applicable rate allowed by applicable law until paid, and such Ordering Party shall reimburse ZBB for its reasonable attorneys’ fees and court costs incurred in connection with any collection.

d)	Contract Period. The term of the Agreement shall commence on July 13, 2015 and, subject to other provisions therein, shall continue in effect until either party to the Agreement provides the other party no less than one year prior written notice of termination, provided that, subject to other provisions therein, neither party to the Agreement may terminate the Agreement prior to the date on which all shares of Series C Convertible Preferred Stock of ZBB held by the Company have become convertible into shares of Common Stock of ZBB.

e)	Termination. (i) If the applicable Ordering Party fails to pay any delinquent amounts within ninety (90) days after receipt of written notice thereof, then ZBB shall have the right to terminate the Agreement by notice of termination to the Company. (ii) If either party to the Agreement has materially breached a provision of the Agreement and fails to remedy such material breach within a specified period after the breaching party’s receipt of notice thereof in writing (the “Notice of Default”) from the other party, then the non-breaching party shall have the right to terminate the Agreement by notice of termination to the breaching party, which termination shall be effective upon receipt of such notice by the breaching party. (iii) If either party to the Agreement files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise become subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, makes or seeks to make a general assignment for the benefit of its creditors, or applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business, then the other party may terminate the Agreement by notice of termination to such party, which termination shall be effective upon receipt of such notice.

In accordance with ASC 810-10-25-53, a reporting entity’s interest in, or other pecuniary involvement with, a VIE may take many different forms such as a lessee under a leasing arrangement or a party to a supply contract, service contract, or derivative contract. The supply contract reached between the Company and ZBB would not result ZBB to become a VIE based on the following analysis:

According to ASC 810-10-15-14, a legal entity is a VIE if any of the following conditions exist:

a.	The equity investment at risk is not sufficient to finance the activities of the entity without additional subordinated financial support provided by any parties.

b.	As a group, the holders of the equity investment at risk lack any of the following characteristics of a controlling financial interest.

1.	The power to direct the activities that most significantly impact the entity’s economic performance:

i.	For legal entities other than limited partnerships, investors lack that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation).

ii.	For limited partnerships, partners lack that power if neither (01) nor (02) below exists:

01.	A simple majority or lower threshold of limited partners (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights through voting interests over the general partner(s).

02.	Limited partners with equity at risk are able to exercise substantive participating rights over the general partner(s).

2.	The obligation to absorb expected losses.

3.	The right to receive expected residual returns.

c.	The equity investors’ voting rights are not proportional to the economics, and substantially all of the activities of the entity either invoice or are conducted on behalf of an investor that has disproportionately few voting rights.

As a listed company, the amount of equity in ZBB is sufficient for the entity to finance its activities without additional subordinated financial support. Upon consummation of the initial acquisition on July 13, 2015, the Company was entitled to nominate a director to ZBB’s board who has no single vote kick-out right, and the Company’s voting rights in ZBB are equal to its obligation to absorb ZBB’s expected losses and receive its expected residual returns. The equity holders of ZBB other than the Company, as a group, maintain majority voting rights and have control of the entity who have the power to direct the activities that most significantly impact ZBB’s economic performance, therefore, do not lack the characteristics of a controlling financial interest in ZBB. According to the supply contract between the Company and ZBB, there is no legal obligation for either the Company or ZBB to purchase or sell any products at forecasted quantities until there is a purchase order or purchase agreement signed. Meanwhile, the Company does not have substantial ability to decide on the returns (the price of the supply contract is at arm’s length basis and benchmarked with the price ZBB provided to third parties), or could not direct ZBB’s activities that most significantly impact ZBB’s economic performance in any other means. As a result, ZBB is not considered to be a VIE of the Company.

Note 6. Accounts Receivable, page F-28

16.	Please reconcile the balance of your allowance for doubtful accounts of $36.6 million as of December 31, 2015 with the amount shown on your consolidated balance sheets on page F-5 of $23.3 million.

The allowance of doubtful accounts was $36.6 million as at December 31, 2015 as disclosed in note 6 to the consolidated financial statements. The Company will revise the disclosure of the allowance amount shown on the consolidated balance sheets on page F-5 in the Amendment No.1 to 20-F.

17.	We note from page F-51 that you recognized revenue from Xinyu Realforce Energy Co., Ltd. of $23.6 million in 2014. Please tell us the accounting methods used and how you applied the guidance to your facts and circumstances. In particular, describe to us the procedures used to determine collectability and also tell us any amounts that Realforce paid to you in cash. Tell us whether or not you have reserved any amounts due from Realforce.

The Company used the percentage-of-completion method to recognize the EPC service revenue from Xinyu Realforce Energy Co., Ltd. in accordance with ASC 605-35-05-35 as the Company can make reasonably dependable estimates of the costs to complete and the contract with Realforce is a fixed price contract. Also, the conditions as set out in paragraph 57a) –c) under ASC 605-35-05-35 are met based on the contract terms set out in the agreement and non-existence of any facts and circumstances indicating that either the Company or Realforce would not satisfy the contractual obligation under the agreement.

When the Company entered the contracts with Realforce in 2014, the Company assessed the collectability of the service fee based on the procedures set out in its response to the Staff’s comment 11 above. In particular, the Company also considered Realforce to be financially sound given that it is a state-owned enterprise.

Xinyu Realforce Energy Co., Ltd. paid the Company $2.2 million in 2014, nil in 2015 and $0.5 million in 2016 so far. Except for the finance lease receivable balance of $10.4 million due from Realforce under the lease arrangement made in April 2015 as disclosed in note 6 to its consolidated financial statement, the Company made full allowance of doubtful account against the accounts receivable due from Realforce of $12.9 million as at December 31, 2015.

18.	Refer to the table in Note 28 of your significant customers. For the revenues shown in the table for each customer, please tell us the status of the related receivable recorded upon recognition of revenue. For example, tell us the amount you have been subsequently paid in cash. For those customers shown in the table of significant accounts receivable as of December 31, 2015 on page F-52, please tell us why the amount has not been paid and the payment terms of the receivable and how you reflect the amount in the aging table on page F-29.

In respect of those significant customers disclosed in Note 28 on F-51 of the 2015 20-F, the receivables due from Blackrock Income UK Holding Limited, RI Income UK Holding Limited and Shotoco Energy LLC had been fully paid as of December 31, 2015. The receivables due from Alxa League Zhiwei Photovoltaic Power Generation has been subsequently paid in 2016. For Xinyu Realforce, please refer to the Company’s response to the Staff’s comment no. 17 for the status of the receivable. For Inner Mongolia Zhaojing Photovoltaic Power, the Company received down payment of $2.5 million in 2015 when the contract was signed. This EPC project only commenced construction in the second half of 2015. So far, the power plant has not been grid-connected and the contractual payment milestone has not been met. For Zhongwei Hanky Wiye Solar Co., Ltd., the Company subsequently received $0.5 million in 2016.

For those customers shown in the table of significant accounts receivable in Note 28 on F-52 of the 2015 20-F, they are all PRC customers and the reasons for their delay in payment are set out in the Company’s response to the Staff’s comment no. 11 above. For the payment terms of these customers except Xinyu Realforce Energy Co., Ltd., 3%-10% down payment will be paid after signing the contract, 80%-90% contract amount will be paid in 90 days after the connection to the grid and customers’ acceptances of the project completion with the remaining 5%-10% payment will be paid one year after connection to the grid. For the payment term of Xinyu Realforce Energy Co., Ltd., 10% will be paid within 7 days after signing the contract, 30% will be paid within 15 days after the major equipment transported to construction site and completion of quality inspection, 30% will be paid within 15 days after the major equipment installed, 20% will be paid in 10 days after the connection to the grid and customers’ acceptances of the project completion with the remaining 10% payment will be paid one year after connection to the grid.

The ageing information of these significant accounts receivable, prepared based on credit period offered, and the amount of provision made as at December 31, 2015 are summarized below:

Customer	Zhongwei Hanky Wiye Solar Co., Ltd. (USD’000)	Inner Mongolia Zhaojing Photovoltaic Power Generation Co., Ltd. (USD’000)	Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd. (USD’000)	Xinyu Realforce Energy Co., Ltd. (USD’000)
Accounts Receivable 0-90 days past due	37,050	—	25,935	—
91-180 days past due	—	—	—	—
181-365 days past due	—	—	—	—
Over 1 year past due	—	—	—	12,964
Bad debt provision	(17,385)	—	(5,279)	(12,964)
Net accounts receivable as of December 31, 2015	$19,665	—	$20,656	Nil
Cost of excess billings	—	21,228	4,546	—
Finance lease	—	—	—	10,664
Total balance as of December 31, 2015	$19,665	$21,228	$25,202	$10,664

The Company will revise the disclosure of the details of customers in the Amendment No.1 to 20-F.

Note 13. Fair Value Measurement, page F-36

19.	For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please revise future filings to provide a reconciliation from opening balances to the closing balances, disclosing separately changes during the period. Refer to ASC 820-10-50-2(c).

The Company respectfully acknowledges the Staff’s comment and will revise its future filings to include a reconciliation from opening balances to the closing balances disclosing separately changes during the period for recurring fair value measurements categorized within Level 3 of the fair value hierarchy in accordance with ASC 820-10-50-2(c).

Note 22. Stockholder s’ Equity

(c) Statutory Reserve, page F-43

20.	We note from your disclosures on page 76 that restricted net assets related to your PRC subsidiaries was approximately $121.3 million at December 31, 2015. Please explain how you considered the disclosure requirements of Schedule I of Rule 5-04 of Regulation S-X.

The Company advises the Staff that the referenced $121.3 million was incorrect due to a clerical error, and the Company’s restricted net assets related to its PRC subsidiaries should be approximately $47.0 million as at December 31, 2015, which is less than 25% of its consolidated net assets as at December 31, 2015; therefore, the Company respectfully submits to the Staff that its situation does not meet the conditions for disclosure required by Rule 4-08(e)(3), Rule 5-04(c) Schedule I and 12-04 of Regulation S-X.

Note 26. Net Loss Per Share of Common Stock, page F-49

21.	Please revise your disclosure in future filings to include the number of potentially dilutive shares excluded from the calculation of diluted net loss per share due to anti-dilution. Refer to ASC 260-10-50-1(c).

The Company will revise the disclosure in future filings to include the number of potentially dilutive shares excluded from the calculation of diluted net loss per share due to anti-dilution in accordance with ASC 260-10-50-1(c).

Note 29. Segment Information, page F-52

22.	You disclose that your CODM is your chairman and you have a single operating and reporting segment: solar energy products and services. Please tell us how you determined your CODM and describe the frequency and contents of the discrete financial information that is regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance. Refer to ASC 280-10-50-1.

The Company advises the Staff that the Company determined the chairman as the CODM based on the below facts:

a)	The management’s reporting structure, including the positions that report directly to the chairman and other levels of management directly reporting to the direct reports of the chairman. The chairman is responsible for making decisions about resources to be allocated and assess performance.

b)	The Company revisited its business strategy in 2014 and decided to commence a global project development business by quickly ramping up a portfolio of global solar projects through acquisitions. In view of this strategy, the dynamic environment of PV industry in recent years and board review, the chairman allocated resources primarily based on his view of the global industry trends and development including potential locations where the Company shall acquire project assets and where the Company should implement the online platform business model, and assess the performance of similar megawatt size projects in other countries and regions and obtaining funding for such development. Such operating data are generally provided to the chairman upon his request. Given the Company’s liquidity issue at the end of 2015, the chairman currently mainly works on the development of the Company’s liquidity plan to support its working capital requirements and control the budget. Except for the Company’s annual budget, and annual and quarterly consolidated financial statements that require board of directors’ approval, the chairman is not provided on a regular basis with any further analysis or report with discrete financial information for each line of business. The budgets are used by the board of directors as a monitoring tool instead of resources allocation, and also for consideration of capital raising requirements.

23.	Please tell us the nature of the revenue earned from trading revenue of PV solar systems. Tell us where you disclose the revenue recognition method related to these sales.

The Company advises the Staff that the nature of the revenue earned from trading revenue is mainly generated from the Company’s subsidiary Solar Juice Pty Ltd. in Australia, and its principal activities are the distribution of solar photovoltaic panels, solar inverters and other components of PV solar systems. The Company disclosed the revenue recognition method related to those sales on page F-19 of its 2015 20-F under product sales.

***

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 21 8012 9001 or the Company’s U.S. counsel, Shuang Zhao of Cleary Gottlieb Steen & Hamilton (Hong Kong) at +852 2532 3783.

Very truly yours,

/s/ Tairan Guo
Tairan Guo
Interim Chief Financial Officer

cc:

Xiaofeng Peng, Chief Executive Officer, SPI Energy Co., Ltd.

Jamie Zhang, General Counsel, SPI Energy Co., Ltd.

Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton (Hong Kong)